Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2005

VERITAS Software Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-26247 (Commission File Number)	77-0507675 (IRS Employer Identification No.)

350 Ellis Street, Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

Registrant’s telephone number, including area code (650) 527-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 27, 2005, VERITAS Software Corporation (the “Company”) issued a press release announcing its financial results for the year and quarter ended December 31, 2004. A copy of the press release, dated as of January 27, 2005, entitled “VERITAS Software Reports Record Quarterly Revenue of $574 Million,” is furnished as Exhibit 99.01 to this Current Report and is incorporated herein by reference.

Non-GAAP Financial Statements

The Company intends to use certain non-GAAP financial measures in connection with the announcement of its financial results for the year and quarter ended December 31, 2004 that are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Investors are encouraged to review the non-GAAP reconciliation table attached as Exhibit 99.02 to this Current Report and incorporated herein by reference, which describes the reasons why management believes the presentation of these non-GAAP financial measures provides useful information to investors and any additional purposes for which management uses these non-GAAP financial measures. The table also includes a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

The information in this Current Report, including the exhibits hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained herein and in the accompanying exhibits shall not be incorporated by reference into any registration statement or other document filed with the Securities and Exchange Commission by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

     (c) Exhibits

Exhibit
Number	Exhibit Title or Description
99.01	Press release entitled “VERITAS Software Reports Record Quarterly Revenue of $574 Million,” dated January 27, 2005, announcing financial results of VERITAS Software Corporation for the year and quarter ended December 31, 2004.

99.02	Reconciliation of Condensed Consolidated Statements of Operations to Non-GAAP Statements of Operations for the years and quarters ended December 31, 2004 and December 31, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERITAS Software Corporation
Date: January 27, 2005	/s/ EDWIN J. GILLIS
Edwin J. Gillis
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit
Number	Exhibit Title or Description
99.01	Press release entitled “VERITAS Software Reports Record Quarterly Revenue of $574 Million,” dated January 27, 2005, announcing financial results of VERITAS Software Corporation for the year and quarter ended December 31, 2004.

99.02	Reconciliation of Condensed Consolidated Statements of Operations to Non-GAAP Statements of Operations for the years and quarters ended December 31, 2004 and December 31, 2003.

Exhibit 99.01

VERITAS Software Corporation
350 Ellis Street
Mountain View, CA 94043
(650) 527-8000

For Immediate Release

VERITAS Software Reports Record Quarterly Revenue of $574 Million

Annual Revenue Grows 17% to $2.042 Billion

MOUNTAIN VIEW, Calif. — January 27, 2005 — VERITAS Software Corporation (Nasdaq: VRTS) today announced financial results for the quarter ended December 31, 2004. Revenue for the quarter ended December 31, 2004 was a record $574 million, compared to revenue of $502 million for the same period a year ago, representing 14 percent growth year over year. Revenue for the year ended December 31, 2004 was $2.042 billion, compared to revenue of $1.747 billion for the same period a year ago, representing 17 percent growth year over year.

GAAP net income for the quarter ended December 31, 2004 was $129 million, or $0.30 per diluted share, compared to GAAP net income of $191 million, or $0.43 per diluted share, for the same period a year ago. Included in GAAP net income for the quarter ended December 31, 2004 are charges totaling $9 million, net of taxes, which include the amortization of intangibles and stock-based compensation offset by a gain on strategic investments. GAAP net income for the quarter ended December 31, 2003 included a one-time tax benefit of approximately $95 million attributable to the settlement of tax audits related to the Company’s 2000 acquisition of Seagate Technology, offset by charges for the amortization of intangibles and stock-based compensation of $4 million, net of taxes.

GAAP net income for the year ended December 31, 2004 was $411 million, or $0.94 per diluted share, compared to GAAP net income of $347 million, or $0.80 per diluted share, for the same period a year ago. Included in GAAP net income for the year ended December 31, 2004 are charges totaling $17 million, net of taxes, which include the amortization of intangibles and stock-based compensation and the write-off of in-process research and development offset by gains on strategic investments and restructuring reversals. For the same period a year ago, GAAP net income included a net benefit of $17 million, net of taxes, which included charges for the amortization of intangibles and stock-based compensation, the write-off of in-process research and development, losses on strategic investments, a loss on the extinguishment of debt and a cumulative effect of change in accounting principle related to the adoption of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” offset by the one-time tax benefit related to Seagate Technology.

“As a result of our outstanding fourth quarter performance, we achieved the highest revenue quarter in the company’s history and exceeded our $2 billion goal for the year with revenues of $2.042 billion,” said Gary Bloom, chairman, president and CEO, VERITAS Software. “We attribute our success to our focused execution of our 3-dimensional growth strategy of expanding our product portfolio, delivering these products on a broad range of hardware and software platforms to further our heterogeneous advantage, and extending our worldwide reach by investing in sales and service capacity around the globe. Our international expansion investments continue to deliver strong results, with our EMEA and Asia Pacific/Japan regions growing 40 percent and 24 percent year-over-year, respectively.”

“Once again we’ve leveraged the revenue upside to generate both strong earnings and approximately $157 million in cash from operating activities this quarter, driving our cash and short-term investment balance to $2.55 billion,” said Ed Gillis, executive vice president and chief financial officer, VERITAS Software. “With our solid performance against our goals in 2004 and our momentum exiting the year, we anticipate continued growth in 2005 as IT spending continues to improve. Our over performance in the fourth quarter, combined with the normal seasonal patterns of the software industry, leads us to set our revenue expectations for the quarter ending March 31, 2005 in the range of $525 to $540 million, and diluted earnings per share in the range of $0.18 to $0.20 on a GAAP basis. Our expectations for GAAP diluted earnings per share for the March quarter include the impact of certain expenses related to our planned merger with Symantec Corporation, which are estimated to be in the range of $15 to $20 million.”

In addition to strong financial performance, VERITAS also achieved a number of key business milestones throughout the year:

•	Delivered new technologies and major product refreshes in virtually all product areas, including Backup Exec 10.0, which was successfully launched last week in New York City. This upgraded product is receiving positive reviews from channel partners and customers for its faster disk-based data recovery, cost-saving capabilities, and broader reach with the introduction of Backup Exec Suite;

•	Expanded product support for IBM AIX, HP Unix, Solaris x86, Intel Itanium 2 processor-based platform, and both Red Hat Enterprise and Suse Linux;

•	Strengthened the company’s relationship with HP with the announcement of a new OEM agreement to be HP’s preferred supplier of server-based storage virtualization solutions for highly available HP-UX 11i systems;

•	Strengthened important relationships with Network Appliance, Sun Microsystems, and a number of key systems integrators;

•	Completed three strategic acquisitions: Ejasent, Invio Software, and KVault Software, which expand the company’s business into adjacent markets, such as Application Virtualization, IT Process Automation, E-mail Archiving and Compliance;

•	And, as a result, fortified the company’s leadership position in all key markets, including storage software, backup and recovery, storage management, file system and archiving.

On December 16, 2004, VERITAS announced that it entered into a definitive agreement to merge with Symantec Corporation in an all-stock transaction. The leader in storage software and the leader in security software will provide enterprise customers with a more effective way to secure and manage their most valuable asset—their information. The combined company will be uniquely positioned to deliver information security and availability solutions across all platforms, from the desktop to the data center, from consumers and small businesses to large organizations and service providers. The transaction is expected to close in the second calendar quarter of 2005 and is subject to customary closing conditions, including approval by the shareholders of both companies, and regulatory approvals.

The company will hold a conference call today at 2:00 p.m. Pacific Time, 5:00 p.m. Eastern Time, to review the results and business outlook. The conference call will be available to all investors. The telephone dial-in number for listen-only access to the live call is 719-457-2727, passcode: 413264. A live webcast and a reconciliation of GAAP to Non-GAAP financial measures will also be available at www.veritas.com, Investor section. In addition, a replay will be available via audio webcast at www.veritas.com, Investor section, beginning on Thursday, January 27 at 4:00 p.m. Pacific Time until March 31, 2005 and via telephone at (719) 457-0820, replay code: 413264.

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software and services to enable utility computing. In a utility computing model, IT resources are aligned with business needs, and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware and labor costs. With 2004 revenue of $2.04 billion, VERITAS delivers products and services for data protection, storage & server management, high availability and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.veritas.com.

Safe Harbor Statement

This press release contains unaudited financial information for the year and quarter ended December 31, 2004 and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to projections of future revenue and earnings, continued positive momentum in our business, continued improvement in IT spending and completion and results of our proposed merger with Symantec Corporation. These forward-looking statements involve a number of risks and uncertainties, including the risk that: adjustments to our unaudited financial statements may be identified through the course of our independent registered public accounting firm completing its integrated audit of our financial statements and financial controls; economic conditions generally or IT spending specifically may decline and cause a reduction in customer demand for our products and services; we will not gain market acceptance of our products and services; we may lose market share to existing or new competitors; we may be unable to adequately manage our business in response to changing market conditions; our business may be negatively affected due to the announcement of our proposed merger with Symantec; and we may be unable to complete our proposed merger with Symantec. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the “Factors That May Affect Future Results” section of our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2004 and annual report on Form 10-K for the year ended December 31, 2003, which are on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

Symantec Corporation and VERITAS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the proposed merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the proposed merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

# # #

Investor Contact:
Renee Budig, Vice President, Investor Relations, VERITAS Software
(650) 527-4047, renee.budig@veritas.com

Press Contact:
Andrew McCarthy, Corporate Communications, VERITAS Software
(650) 527-3183, andrew.mccarthy@veritas.com

     Copyright (c) 2005 VERITAS Software Corporation. All rights reserved. VERITAS and the VERITAS Logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

-Financial Statements Attached-

VERITAS Software Q4’04 Earnings Release

VERITAS SOFTWARE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net revenue:
User license fees	$331,392	$310,661	$1,191,069	$1,092,731
Services	243,043	191,297	850,805	654,356

Total net revenue	574,435	501,958	2,041,874	1,747,087
Cost of revenue:
User license fees	7,053	13,631	30,553	48,747
Services (1)	75,420	63,484	276,868	229,541
Amortization of developed technology	7,328	4,888	19,583	35,267

Total cost of revenue	89,801	82,003	327,004	313,555

Gross profit	484,634	419,955	1,714,870	1,433,532
Operating expenses:
Selling and marketing (1)	163,307	160,649	610,962	533,974
Research and development (1)	95,944	82,447	346,644	301,880
General and administrative (1)	50,775	39,018	194,454	156,044
Amortization of other intangibles	3,009	2,354	9,201	35,249
In-process research and development	—	—	11,900	19,400
Restructuring reversals	—	—	(9,648)	—

Total operating expenses	313,035	284,468	1,163,513	1,046,547

Income from operations	171,599	135,487	551,357	386,985
Interest and other income, net	17,421	10,057	52,846	43,613
Interest expense	(6,242)	(5,616)	(24,399)	(30,401)
Loss on extinguishment of debt	—	—	—	(4,714)
Gain (loss) on strategic investments	2,009	—	9,505	(3,518)

Income before income taxes and cumulative effect of change in accounting principle	184,787	139,928	589,309	391,965
Provision (benefit) for income taxes	56,093	(50,689)	177,898	38,243

Income before cumulative effect of change in accounting principle	128,694	190,617	411,411	353,722
Cumulative effect of change in accounting principle, net of tax	—	—	—	(6,249)

Net income	$128,694	$190,617	$411,411	$347,473

Net income per share:
Basic	$0.30	$0.45	$0.96	$0.83

Diluted	$0.30	$0.43	$0.94	$0.80

Number of shares used in computing per share amounts — basic	423,765	428,010	429,873	420,754

Number of shares used in computing per share amounts — diluted	430,989	444,914	438,966	434,446

(1)	Amortization of stock-based compensation consists of:

Services	$246	$56	$610	$125
Selling and marketing	1,502	233	5,942	479
Research and development	1,516	622	3,960	1,994
General and administrative	59	37	851	82

Total amortization of stock-based compensation	$3,323	$948	$11,363	$2,680

VERITAS Software Q4’04 Earnings Release

VERITAS SOFTWARE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$700,108	$823,171
Short-term investments	1,853,092	1,679,844
Accounts receivable, net	393,897	250,098
Other current assets	68,917	60,254
Deferred income taxes	44,311	36,288

Total current assets	3,060,325	2,849,655
Property and equipment, net	585,243	572,977
Other intangibles, net	153,373	81,344
Goodwill, net	1,953,432	1,755,591
Other non-current assets	24,375	25,385
Deferred income taxes	76,811	63,514

	$5,853,559	$5,348,466

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,440	$38,289
Accrued compensation and benefits	152,443	124,655
Accrued acquisition and restructuring costs	18,203	25,051
Other accrued liabilities	67,118	77,718
Current portion of long-term debt	380,630	—
Income taxes payable	126,873	141,623
Deferred revenue	547,853	398,772

Total current liabilities	1,331,560	806,108
Convertible subordinated notes	520,000	520,000
Long-term debt	—	380,630
Accrued acquisition and restructuring costs	47,877	69,019
Other long-term liabilities	30,431	29,115

Total liabilities	1,929,868	1,804,872

Stockholders’ equity	3,923,691	3,543,594

	$5,853,559	$5,348,466

VERITAS Software Q4’04 Earnings Release

VERITAS SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 31,
	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net income	$411,411	$347,473
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	6,249
Depreciation and amortization	119,062	128,258
Amortization of developed technology	19,583	35,267
Amortization of other intangibles	9,201	35,249
In-process research and development	11,900	19,400
Recovery of allowance for doubtful accounts	(1,985)	(1,348)
Stock-based compensation	11,363	2,680
Tax benefits from stock plans	45,507	38,265
Loss on extinguishment of debt	—	4,714
(Gain) loss on strategic investments	(9,505)	3,518
Loss on sale and disposal of assets	868	133
Deferred income taxes	1,860	(58,945)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(124,300)	(62,344)
Other assets	(5,387)	37,033
Accounts payable	(991)	(3,154)
Accrued compensation and benefits	23,325	16,496
Accrued acquisition and restructuring costs	(36,892)	(31,662)
Other liabilities	(15,755)	(31,380)
Income taxes payable	(3,831)	17,179
Deferred revenue	128,724	124,916

Net cash provided by operating activities	584,158	627,997
Cash flows from investing activities:
Purchases of investments	(3,846,285)	(1,789,371)
Sales and maturities of investments	3,671,861	1,701,733
Purchases of property and equipment	(117,739)	(81,184)
Purchases of businesses and technology, net of cash acquired	(324,890)	(400,234)

Net cash used for investing activities	(617,053)	(569,056)
Cash flows from financing activities:
Net proceeds from issuance of convertible subordinated notes	(170)	508,200
Redemption of convertible subordinated notes	—	(391,671)
Repurchase of common stock	(249,991)	(316,239)
Proceeds from issuance of common stock	122,338	178,943

Net cash used for financing activities	(127,823)	(20,767)
Effect of exchange rate changes on cash and cash equivalents	37,655	20,935

Net increase (decrease) in cash and cash equivalents	(123,063)	59,109
Cash and cash equivalents at beginning of period	823,171	764,062

Cash and cash equivalents at end of period	$700,108	$823,171

Exhibit 99.02

VERITAS Software Q4’04 Earnings Release

VERITAS SOFTWARE CORPORATION
RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
TO THE NON-GAAP STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended				Three Months Ended
	December 31, 2004				December 31, 2003
	Under GAAP	Adjustments		Non-GAAP	Under GAAP	Adjustments		Non-GAAP

Net revenue:
User license fees	$331,392			$331,392	$310,661			$310,661
Services	243,043			243,043	191,297			191,297

Total net revenue	574,435			574,435	501,958			501,958
Cost of revenue:
User license fees	7,053			7,053	13,631			13,631
Services (1)	75,420	(246)	A	75,174	63,484	(56)	A	63,428
Amortization of developed technology (1)	7,328	(7,328)	B	—	4,888	(4,888)	B	—

Total cost of revenue (2)	89,801	(7,574)		82,227	82,003	(4,944)		77,059

Gross profit (2)	484,634	7,574		492,208	419,955	4,944		424,899
Gross profit % (2)	84.4%	1.3%		85.7%	83.7%	0.9%		84.6%
Operating expenses:
Selling and marketing (1)	163,307	(1,502)	A	161,805	160,649	(233)	A	160,416
Research and development (1)	95,944	(1,516)	A	94,428	82,447	(622)	A	81,825
General and administrative (1)	50,775	(59)	A	50,716	39,018	(37)	A	38,981
Amortization of other intangibles (1)	3,009	(3,009)	B	—	2,354	(2,354)	B	—

Total operating expenses (2)	313,035	(6,086)		306,949	284,468	(3,246)		281,222

Income from operations (2)	171,599	13,660		185,259	135,487	8,190		143,677
Operating margin % (2)	29.9%	2.4%		32.3%	27.0%	1.6%		28.6%
Interest and other income, net	17,421			17,421	10,057			10,057
Interest expense	(6,242)			(6,242)	(5,616)			(5,616)
Gain on strategic investments (1)	2,009	(2,009)	C	—	—			—

Income before income taxes (2)	184,787	11,651		196,438	139,928	8,190		148,118
Provision (benefit) for income taxes (1)	56,093	2,838	D	58,931	(50,689)	99,568	D	48,879

Net income (2)	$128,694	$8,813		$137,507	$190,617	$(91,378)		$99,239

Net income per share:
Basic (2)	$0.30	$0.02		$0.32	$0.45	$(0.22)		$0.23

Diluted (2)	$0.30	$0.02		$0.32	$0.43	$(0.21)		$0.22

Number of shares used in computing per share amounts — basic	423,765			423,765	428,010			428,010

Number of shares used in computing per share amounts — diluted	430,989			430,989	444,914			444,914

The non-GAAP financial measures provided herein exclude the impact of non-cash charges related to acquisitions, such as the amortization of developed technology, amortization of intangibles and stock-based compensation expense and the impact of other special items, such as other stock-based compensation expense, gain on strategic investment and related adjustments to provision for income taxes, on our operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Footnotes:

A	To exclude stock-based compensation expense.
B	To exclude non-cash charges of amortization of intangibles related to acquisitions.
C	To exclude gain on strategic investments.
D	To adjust the provision for income taxes to reflect the effect of non-GAAP adjustments on net income.
1	The Company includes these non-GAAP financial measures because it believes they are useful measures to investors in allowing for greater transparency to certain line items in the Company’s financial statements. The Company has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in its financial reporting. Investors are encouraged to review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided herein.
2	The Company’s management refers to these non-GAAP financial measures, such as non-GAAP operating margins and net income, in making operating decisions because they provide meaningful supplemental information regarding the Company’s operational performance and its ability to invest in research and development and fund acquisitions and capital expenditures. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to the Company’s historical operating results and comparisons to competitors’ operating results. Investors are encouraged to review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided herein.

VERITAS Software Q4’04 Earnings Release

VERITAS SOFTWARE CORPORATION
RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
TO THE NON-GAAP STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Year Ended				Year Ended
	December 31, 2004				December 31, 2003
	Under GAAP	Adjustments		Non-GAAP	Under GAAP	Adjustments		Non-GAAP

Net revenue:
User license fees	$1,191,069			$1,191,069	$1,092,731			$1,092,731
Services	850,805			850,805	654,356			654,356

Total net revenue	2,041,874			2,041,874	1,747,087			1,747,087
Cost of revenue:
User license fees	30,553			30,553	48,747			48,747
Services (1)	276,868	(610)	A	276,258	229,541	(125)	A	229,416
Amortization of developed technology (1)	19,583	(19,583)	B	—	35,267	(35,267)	B	—

Total cost of revenue (2)	327,004	(20,193)		306,811	313,555	(35,392)		278,163

Gross profit (2)	1,714,870	20,193		1,735,063	1,433,532	35,392		1,468,924
Gross profit % (2)	84.0%	1.0%		85.0%	82.1%	2.0%		84.1%
Operating expenses:
Selling and marketing (1)	610,962	(5,942)	A	605,020	533,974	(479)	A	533,495
Research and development (1)	346,644	(3,960)	A	342,684	301,880	(1,994)	A	299,886
General and administrative (1)	194,454	(851)	A	193,603	156,044	(82)	A	155,962
Amortization of other intangibles (1)	9,201	(9,201)	B	—	35,249	(35,249)	B	—
In-process research and development (1)	11,900	(11,900)	B	—	19,400	(19,400)	B	—
Restructuring reversals (1)	(9,648)	9,648	C	—	—			—

Total Operating Expenses (2)	1,163,513	(22,206)		1,141,307	1,046,547	(57,204)		989,343

Income from operations (2)	551,357	42,399		593,756	386,985	92,596		479,581
Operating margin % (2)	27.0%	2.1%		29.1%	22.2%	5.3%		27.5%
Interest and other income, net	52,846			52,846	43,613			43,613
Interest expense	(24,399)			(24,399)	(30,401)			(30,401)
Loss on extinguishment of debt (1)	—			—	(4,714)	4,714	C	—
Gain (loss) on strategic investments (1)	9,505	(9,505)	C	—	(3,518)	3,518	C	—

Income before income taxes and cumulative effect of change in accounting principle (2)	589,309	32,894		622,203	391,965	100,828		492,793
Provision for income taxes (1)	177,898	15,863	D	193,761	38,243	124,379	D	162,622

Income before cumulative effect of change in accounting principle (2)	411,411	17,031		428,442	353,722	(23,551)		330,171
Cumulative effect of change in accounting principle, net of tax (1)	—			—	(6,249)	6,249	C	—

Net Income (2)	$411,411	$17,031		$428,442	$347,473	$(17,302)		$330,171

Net income per share:
Basic (2)	$0.96	$0.04		$1.00	$0.83	$(0.05)		$0.78

Diluted (2)	$0.94	$0.04		$0.98	$0.80	$(0.04)		$0.76

Number of shares used in computing per share amounts — basic	429,873			429,873	420,754			420,754

Number of shares used in computing per share amounts — diluted	438,966			438,966	434,446			434,446

The non-GAAP financial measures provided herein exclude the impact of non-cash charges related to acquisitions, such as the amortization of developed technology, amortization of intangibles, stock-based compensation expense and write-off of in-process research and development, and the impact of other special items, such as restructuring reversals, loss on extinguishment of debt, gain/loss on strategic investments, other stock-based compensation expense, cumulative effect of change in accounting principle and related adjustments to provision for income taxes, on our operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Footnotes:

A	To exclude stock-based compensation expense.
B	To exclude non-cash charges of amortization of intangibles and write-off of in-process research and development related to acquisitions.
C	To exclude other special items including restructuring reversals, loss on extinguishment of debt, gain/loss on strategic investments and cumulative effect of change in accounting principle.
D	To adjust the provision for income taxes to reflect the effect of non-GAAP adjustments on net income.
1	The Company includes these non-GAAP financial measures because it believes they are useful measures to investors in allowing for greater transparency to certain line items in the Company’s financial statements. The Company has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in its financial reporting. Investors are encouraged to review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided herein.
2	The Company’s management refers to these non-GAAP financial measures, such as non-GAAP operating margins and net income, in making operating decisions because they provide meaningful supplemental information regarding the Company’s operational performance and its ability to invest in research and development and fund acquisitions and capital expenditures. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to the Company’s historical operating results and comparisons to competitors’ operating results. Investors are encouraged to review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided herein.